

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 30, 2013

<u>Via E-mail</u>
Beth Summers
Chief Financial Officer
Just Energy Group Inc.
6345 Dixie Road, Suite 200
Mississauga, Ontario, Canada L5T 2E6

   Re: Just Energy Group Inc.
     Form 40-F for the year ended March 31, 2013
     Filed May 31, 2013
     File No. 001-35400

Dear Ms. Summers:

   We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

       Sincerely,

       /s/ James Allegretto

       James Allegretto
       Sr. Assistant Chief Accountant